STEVEN D. TALBOT, P.S.
Lawyer

2101 NE 129th Street
Suite 213
Vancouver, WA 98686
360-816-8518 Phone
360-816-8503 fax

January 20, 2012

Mr. Ryan Houseal
United States Securities and Exchange Commission
Washington, DC 20549

RE:	EC Development, Inc. (f/k/a eNucleus, Inc.)
Form 10-12G
Filed November 23, 2011
File No.  000-14039

Dear Mr. Houseal:

With respect to your Comment letter dated December 21, 2011 concerning the Form 10-12G filed by EC Development, Inc. (the “Company”) with the Securities and Exchange Commission on November 23, 2011, our responses are as follows:

For your convenience, we have reproduced the individual comments from that letter in the order provided followed by the Company’s response.

Market and Competition

Market, page 18

1.
We refer to prior comment 6. While you have submitted the third-party reports via  EDGAR, we note that you did not submit these materials in the manner requested (i.e.  marked or highlighted to show the information from the report that is referenced in your  document and with cross-references to the pages in your document where such  information is cited.) Please supplementally provide copies of these materials.

Response:

Attached to this Letter are the copies of the key pages marked as requested showing the sections from on which information was extracted in support of the comments in our Form 10-12G.  In addition, the highlighted areas are cross referenced to show the page numbers in our Form 10-12G where the highlighted portions are cited and/or quoted.  The Company intends to file an amended Form 10-12G and will include in this amended Form 10-12G that the information was from reports that were “generally available” and not provided for citation.

Item 1A. Risk Factors, page 21

General

2.
We refer to prior comment 7. Please revise your document so that each risk factor heading adequately describes the related risk. See Item 503(c) of Regulation S-K. Your risk factor headings and related disclosure should not present risks that could apply to any issuer or any offering, but should explain how the risk could affect your operations.

Response:

We are reviewing and revising each risk factor heading to more adequately describe the risk discussed therein.  We are reviewing and revising each risk factor to limit the risk factor discussions to how such factors relates to our specific business model, operations or finances.  The Company intends to include in the amended Form 10-12G, a revised risk section with less emphasis on “generic” risks, consolidation of similar risks and augmenting those risk factors most applicable to the Company with specific examples and explanations of how the factor could affect our business model, operations or finances.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 42

Liquidity, page 38

3.	Revise to include a discussion regarding the company’s liquidity as of September 30, 2011 pursuant to Item 303(b) of Regulation S-K.

4.
We refer to prior comment 11. Please tell us whether any of the five executed contracts that relate to pending installations are material to your operations. In this regard, we note   that you anticipate realizing approximately $3 million over the next 12 months. We  further note that you report revenues of approximately $1.7 million for the fiscal year  ended December 31, 2010.

5.
We note your response to prior comment 12 in which you state that you will amend the Form 10-12G to insert a table that reflects the backlog of contracts and how it will impact   your results going forward. We see no such table in the Form 10-12G filed November 23, 2011, however, we note your revised liquidity disclosure on page 38 where you indicate that the company currently has five executed contracts pending installations with a total contract value of $13,322,269, which you anticipate will be realized over 36 months. Tell us and revise to clarify whether this disclosure is meant to represent the total amount of the company’s backlog pursuant to Item 101(c)(1)(viii) of Regulation S-K. If this disclosure is intended to represent your firm commitment orders, please explain further your statement that no assurance can be given that the company will realize all of these anticipated revenues. In this regard, tell us when you entered into these arrangements, explain the terms of such arrangements, and clarify how you determined that they represent potential future revenues.

6.
We also note your disclosure on page 38 where you indicate that the company anticipates realizing $3.0 million over the next 12 months from your pending installation contracts.   Please reconcile this information to the significant decline in your revenues for the nine months ended September 30, 2011. To the extent that you have not yet recognized the anticipated revenues from your executed contracts then explain further your assertions that the company believes you have sufficient funds to meet your operating requirements for the next twelve months or revise your disclosures accordingly.

Response to Comments 3 - 6:

Responses to Comments 3-6 are combined for simplicity.  We believe the comments suggest that a table would provide the best representation of the anticipated payments and we shall provide this table in the amended Form 10-12G currently under preparation.  This table shall include a discussion of additional transactions which may not be included in the table but still represent the backlog.  This will include a discussion of any contractual arrangements that have contingencies and therefore should not be considered as “anticipated” in the same manner as existing contracts which await commencement of work.  The nature of the pending transactions shall be discussed in greater detail and reconciled with the statement regarding “no assurances” including those specific risk factors which might prevent recognition of the transactions.  We believe that the statement regarding “no assurances” is not accurate to describe contractual arrangements and will clarify the possibilities where such contracts could be breached.  This table shall form the basis for an analysis of our liquidity using the anticipated cash flow resulting from recognition of pending transactions.  Our discussion on liquidity, using the most current information, shall include analysis through September 30, 2011.  The nature of these contracts and the “lead-time” leading up to the contracts shall be discussed to explain the disparity of revenues compared to prior periods.

Contractual Obligations, page 39

7.
We note your response and revised disclosures with regards to our prior Comment 13.  As  previously requested, please explain, in detail, and revise to disclose the terms of the distributions due to LLC members and tell us why the LLC committed to make such preferred distributions.  In addition, you disclose that the distributions are required until such time as a registration statement is filed.  Please clarify whether the initial filing of the Form 10-12G on September 19, 2011 satisfied this requirement and tell us whether any additional amounts, in excess of the $119,811 due at September 30, 2011, are expected to be paid and/or accrued with regards to this commitment.

Response:

In our upcoming amended Form 10-12G, we will clarify the nature, original amount, current balance and terms of the obligation owed to Techrescue and clarify that the obligation referred includes the $10,000,000 owed, which obligation was retired for the shares of stock which Techrescue received in connection with the merger.  There was “inter-company” accounting of certain costs relating to some employee expenses and other expenses which remains this $119,811 obligation and we will clarify that obligation as well.  We are aware that the Company intends to pay off the amounts due to Techrescue and this pending transaction shall also be discussed including its impact on the financial condition of the Company.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 40

8.
We note your revisions made in response to prior comment 16. You state in footnote 3 to your beneficial ownership table that the number of shares reportedly owned includes shares that may be acquired upon the exercise of stock options within 60 days of November 14, 2011. Please confirm, if true, that the amount of securities reported in your beneficial ownership table also includes the rights to acquire your securities through the exercise of warrants and/or rights as well. See Exchange Act Rule 13d-3(d)(1)(i).

Response:

We will amend the Form 10-12G to include this clarification.  We have reviewed the determination of beneficial ownership and believe that the identification of persons covered by the disclosure will not change as a result of this clarification.

Item 6. Executive Compensation

Summary Compensation Table, page 42

9.	Please revise your summary compensation table so that it is in the form set forth in Item 402(n) of Regulation S-K. See Item 6 of Form 10.

Response:

We have reviewed item 402(n) of Reg. S-K and shall revise the table in an amended Form 10-12G such that it conforms to item 402(n) of Reg. S-K.  This will include such explanations required under Item 402 where the disclosures require clarification.  There are presently no contingent payment arrangements such as bonuses and stock awards that will change the numerical disclosures within the Table.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 43

10.
We refer to prior comment 20. Please provide the disclosure required by Item 404 of Regulation S-K as it relates to the related party transactions discussed.  For example, you should include the outstanding principal of any loans payable as of the most practicable date, applicable interest rates and payment terms. Also, disclose the principal amount due and accrued interest on the notes payable to Techrescue LLC that were settled in connection with the merger on the date of the settlement.

Response:

In an amended Form 10-12G, we shall include the disclosure detail required under Item 404 of Reg. S-K.  This will include such explanations of the payment arrangements and the nature of pending discussions to resolve this obligation.  As discussed above, the $10,000,000 obligation to Techrescue was resolved by the delivery of stock of the Company and this was set forth in Note 6 to the Form 10-12G and will included in the amended Form 10-12G.

Item 9. Market Price of and dividends on the Registrant’s Common Equity and Related Stockholder Matters

Dividends, page 44

11.
You state that you are currently obligated “to make certain payments to a premerger  member of LLC for a required distribution.”  Please revise to clearly identify the entity “LLC” and the “premerger member.”  In addition, you should disclose the material terms of any agreement that require you to make these payments and file such agreement as an exhibit.

Response:

This obligation refers to an obligation to Suemac, Inc., an Oklahoma corporation,  The reference to the LLC was to the entity known as EC Development LLC. This will be clarified to be the premerger LLC.  Suemac, as discussed in our Form 10-12G, was the referenced member of the LLC.  The amended Form 10-12G shall be amended according to the comment request to clarify that the party to whom the obligation is owed is Suemac, Inc., and to disclose the material terms and the agreement with Suemac, Inc., shall be filed as an exhibit to the amended Form 10-12G.

Item 10. Recent Sales of Unregistered Securities, page 44

12.	We refer to your response to prior comment 21. Please be advised that upon your filing of the Forms D relating to the unregistered sales of your securities, we may have further comment.

Response:

We anticipate that the required Form D shall be filed shortly but, in any event, prior to submitting the amended Form 10-12G.

Item 15. Financial Statements and Exhibits, page 46

13.
We note your response to prior comment 22. While you have advised supplementally that you would include any agreements relating to the loan payable to Techrescue LLC as exhibits to your filing, your index of exhibits does not list any such agreements. Please advise.

Response:

The obligation to Techrescue was carried on the books of the two companies but was not previously reduced to writing. The parties will memorialize this obligation so that it can be submitted as an attachment to the amended Form 10-12G.

Note 5. Intangible Asset – Software, page F-9

14.
You state in your response to prior comment 26 that the company’s original intent was to repay the $10.0 million related-party note payable based on cash flows from operations or upon a change of ownership.  As it appears the LLC had cash flows from operations prior to the reverse acquisition, tell us why payments were never made on the note.  In addition, your response addresses your accounting for the intangible asset upon consummation of the reverse acquisition.  Tell us the specific accounting guidance relied upon by the LLC when initially accounting for this transaction in 2007.

Response:

In the amended Form 10-12G, the Company will explain the decisions and process that resulted in no payments being made.  The day-to-day cashflow was not used to make payments as it was used for company expenses and the party to whom the payments were due was no asking for the The amended Form 10-12G will also include in this revised note 5, an explanation of cost-basis accounting decision agreement of the parties to value the assets will be explained.  The Company did not previously explain the accounting guidance that permitted the accounting approach taken by the LLC in 2007 which was prior to its merger with the Company since the obligation was resolved by share issuances in connection with the merger.

15.
In your response to prior comment 26, you indicate that the cash flows from one specific  signed agreement are anticipated to be more than “enough to support the carrying value of this intangible asset and would meet the revenue recognition criteria, except for the installation of the software.” Please describe the terms of this agreement and clarify how such agreement supports your conclusions. Also, considering the apparent significance of this contract, tell us your consideration to include a discussion of this arrangement and the expected impact on your future operations in MD&A.

Response:

The Company has certain contractual agreements for which work has not yet commenced and therefore revenue is not yet recognized.  The referenced agreement (the largest pending transaction) and its affect on carrying value will be discussed in the MD&A section.  Based on the subject transaction, the cost of the software is only the cost of that software since installation is billed separate and above.  The MD&A will include a clarification of how the Company's financial condition will be impacted by recognition of the revenue, in light of the Company's accounting policy, in the MD&A.

16.
As previously requested in our prior comment 27, please describe the methodologies and    significant assumptions used in your impairment analysis for the software intangible  asset. In this regard, provide a recap of the significant assumptions used in your discounted cash flow analysis and ensure you provide quantitative information such as growth rates, discount rates, etc. In addition, tell us how you determined that a five year discounted cash flow analysis supports the remaining 7.5 year useful life of this asset.  Also, further explain how you determined reliance on your discounted cash flow analysis was reasonable in light of your disclosure on page 32, which indicates that you are unable to accurately forecast your revenues and that no assurances can be made that you will become profitable or provide positive cash flows.

Response:

In the Form10-12G, the Company did include some of this discussion in the Notes; the Company will provide additional clarification in the Notes in the amended Form 10-12G based on the projected terms of these agreements.  This impairment analysis will be discussed in the critical accounting practices section of the MD&A.  The Company can clarify the basis for its forecasting based on the contract and revise the risk factors as appropriate.

Note 11. Subsequent Events

Warrant, page F-13

17.
Please explain further the terms of the warrant issued during fiscal 2011. In this regard, your disclosures on page F-13 indicate that you received $757,500 from the sale of such warrants; however, your cash flow statement shows proceeds of $698,600. Tell us whether these warrants were sold to related parties or unrelated third parties. Also, please describe further the exercise and adjustment provisions for these warrants and tell us how you considered such provisions in your accounting for such warrants. In addition, tell us your consideration to include the warrant agreement as an Exhibit to your registration statements pursuant to Item 601 of Regulation S-K.

Response:

In our amended Form 10-12G, we shall clarify that the warrants were not sold to an affiliated party and we shall clarify the use of proceeds for the full $698,600 sold.  This will include a clarification of overpayments rather than any expenses charged in the sales process.  We shall include the necessary details regarding exercise provisions.  We believe the warrant represents a material transaction and submitted the form of warrant for that reason.

Exhibit 23.1

18.	Please ensure that the consent of your independent accountants filed with your next amendment includes the city and state where issued.

Response:

The consent of our independent accountant shall include the City and State of issue in our  amended Form 10-12G.

Yours truly,

STEVEN D. TALBOT, P.S.

Steve Talbot

Material Referenced in 10-12G  - Page 18

Market and Competition

Market

The gaming industry includes both large casino operations and smaller facilities.  Traditionally, gaming refers to for-profit gaming operations, which are permitted and exist in 48 states in the US. Based on forecasting from various industry sources, including a report entitled “Playing to Win”1 prepared by the accounting and consulting firm PriceWaterhouseCoopers2 for the industry and a report entitled “2009 Indian Gaming Revenues” prepared by the NIGC with research and forecasting on the entire global market, the global market for casinos is forecast to reach the range of US$100 billion by the year 2015, powered by growing popularity of gambling, legalizing of casinos by several governments, huge capital inflows and development of attractive new casino destinations.  The gaming industry is segmented into casinos which are operated for profit and charitable gaming which may or may not be operated on a continuous basis.  Historically, the gaming industry has been extremely resilient, very durable and held up better than almost any other sector during recessions.  This is often attributed to the “escapism” offered at gaming facilities that attracts customers in hard times.  The financial health and good outlook of casinos is important to the Company.

1            PWC Report - Playing to Win (pg7)

2            National Indian Gaming Report – (slide 4)

www.pwc.com/e&m

Playing to win

The outlook for the global casino and online gaming market to 2014 pwc

Part 1 – Casino Gaming – Playing to Win Page 7

Global overview

According to our projections, global casino gaming revenue across the United States, EMEA (Europe, Middle East, Africa), Asia Pacific, Latin America, and Canada will grow at a 9.3 percent compound annual rate during the next five years, rising from $100.5 billion in 2009 to $156.8 billion in 2014.

The United States will increase by 3.6 percent compounded annually, from $57.2 billion in 2009 to $68.3 billion in 2014. However, it will remain the largest region ahead of Asia Pacific, which will be the fastest-growing region with a projected 23.6 percent increase compounded annually to $62.9 billion in 2014 from $21.8 billion in 2009.

In EMEA, casino gaming revenues will rise to $19.7 billion in 2014 from $17.3 billion in 2009, a compound average annual increase of 2.6 percent, with Spain reporting the region's greatest percentage growth. Growth in Canada will be spurred by a major new casino opening in 2013. This will help spending to grow on a percentage basis much more quickly than in the US, advancing from $3.7 billion in 2009 to $5.1 billion in 2014, a 6.7 percent compound annual rate. In Latin America, annual growth will average 12.8 percent from a very small revenue base of $425 million in 2009, rising to $776 million in 2014.

Global Casino Gaming Market by Region (US$ Millions)

Region	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2010–14 CAGR
United States	52,878	57,500	60,229	59,238	57,240	56,500	58,030	60,510	64,185	68,300	
% Change	*9.4*	*8.7*	*4.7*	*(1.6)*	*(3.4)*	*(1.3)*	*2.7*	*4.3*	*6.1*	*6.4*	*3.6*
EMEA	19,334	19,964	20,241	19,649	17,259	16,186	16,452	17,080	18,219	19,651	
% Change	*14.3*	*3.3*	*1.4*	*(2.9)*	*(12.2)*	*(6.2)*	*1.6*	*3.8*	*6.7*	*7.9*	*2.6*
Asia Pacific	10,926	12,774	16,721	20,343	21,845	32,305	41,259	48,790	56,373	62,927	
% Change	*7.0*	*16.9*	*30.9*	*21.7*	*7.4*	*47.9*	*27.7*	*18.3*	*15.5*	*11.6*	*23.6*
Latin America	306	336	377	407	425	528	594	649	711	776	
% Change	*7.4*	*9.8*	*12.2*	*8.0*	*4.4*	*24.2*	*12.5*	*9.3*	*9.6*	*9.1*	*12.8*
Canada	3,117	3,239	3,502	3,764	3,712	3,835	4,045	4,316	4,771	5,143	
% Change	*7.9*	*3.9*	*8.1*	*7.5*	*(1.4)*	*3.3*	*5.5*	*6.7*	*10.5*	*7.8*	*6.7*
Total	**86,561**	**93,813**	**101,070**	**103,401**	**100,481**	**109,354**	**120,380**	**131,345**	**144,259**	**156,797**	
% Change	*10.1*	*8.4*	*7.7*	*2.3*	*(2.8)*	*8.8*	*10.1*	*10.4*	*10.7*	*9.3*	*9.3*

Sources: PwC, Wilkofsky Gruen Associates

Part I: Casino gaming Playing to win 7

National Indian Gaming Report – (Slide 4)

NIGC 2009 Gaming Revenue Distribution By Region

St. Paul
$4.4B
120 operations
Portland
$2.5B
49 operations
Sacramento
$7.0B
62 operations
Phoenix
$2.6B
47 operations
OK City
$1.5B
49 operations
Tulsa
$1.7B
64 operations
Wash DC
$6.8B
28 operations
Alaska
Washington
Oregon
Idaho
Montana
North Dakota
Minnesota
South Dakota
Wyoming
Wisconsin
Michigan
Iowa
Nebraska
Nevada
Utah
Colorado
California
Kansas
Missouri
Illinois
Indiana
Ohio
Pennsylvania
New York
Vermont
Maine
New Hampshire
Massachusetts
Rhode Island
Connecticut
New Jersey
Delaware
Maryland
West Virginia
Virginia
Kentucky
Tennessee
North Carolina
South Carolina
Arizona
New Mexico
Oklahoma
Arkansas
Texas
Mississippi
Alabama
Georgia
Louisiana
Florida

4